

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2023

Eric Fuller
President and Chief Executive Officer
U.S. Xpress Enterprises, Inc.
4080 Jenkins Road
Chatanooga, TN 37421

> **Re: U.S. Xpress Enterprises, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-38528**

Dear Eric Fuller:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation